Dan Clark Audio, Inc



ANNUAL REPORT

3366 Kurtz St, Suite 200

San Diego, CA 92110

(619) 501-6313

danclarkaudio.com

This Annual Report is dated May 4, 2023.

BUSINESS

Dan Clark Audio is a USA-based manufacturer of high-end headphones for music, film and gaming enjoyment. Our products are loaded with proprietary patented technology and are widely recognized as leading the industry with a unique balance of sound quality, exceptional comfort, and durability.

Operating for 12 years, Dan Clark Audio pioneered the first commercial 3D printed headphone, and has since developed a full line of beautiful, award-winning headphones.

While the majority of headphones are built using off-the-shelf drivers and parts Dan Clark Audio designs all it's headphones from the ground-up, using completely proprietary parts. We design our own drivers, magnets, headbands, baffles, ear pads, sometimes even our own screws and fasteners. This gives us not only total control over the sound and fit of our products, but the quality as well, while also minimizing the risk of counterfeit products entering the market.

All Dan Clark Audio headphones are designed, built and tested in San Diego, CA, using no off-the-shelf components.

Dan Clark Audio holds 8 patents and several more patents pending including our revolutionary Aoustic Metamaterial Tuning System (AMTS), which eliminates high frequency standing waves inherent to circumaural headphones.

In addition to our classic headphone business, we now also manufacture drivers as an OEM to larger companies, with our first volume deliveries starting in May 2020.

Previous Offerings

The only offering we have made to date is our Startengine capital raise in 2021.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

2022 showed solid growth for the company, as revenues increased from $2.99M in 2021 to $3.719M in 2022, for a 23.4% increase in sales.

Revenue growth was fueled by sales of our STEALTH and EXPANSE headphones, as well as the successful launch of several new distributors. We continued our strategy of re-investing operating revenues to support organic company growth. Growth occurred across all markets, with notable increases in the EU, which became our largest export market.

Cost of Goods Sold (COGS)

2022 COGS was $1.639M or 44% of revenue, versus 2021 COGS of $1.407M or 47%. Improvements in COGS reflected our continuous program to improve production efficiency.

Expenses

2022 expenses were $1.708M, or 46% of revenue, compared to 2021 expenses of $1.348M or 44% of revenue.

Expenses increased due to material increases in rent, as well as the introduction of enhanced employee compensation and benefits to keep competitive in a tight job market.

Gross Profit

Gross Profit in 2022 were 2.047M, 51%, an improvement of 32% vs 2021's 1.549M. We are pleased to note Gross Profit increased faster than revenue, reflecting our focus on operations. '

Net Income

Net income for 2022 was $338,061, a 68.24% increase over 2021's $299,938. The increase was driven by new product sales, operational improvements in manufacturing, and efficiencies in sales and marketing. We are pleased the Net Income grew over twice as fast as Revenue.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $448,798.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration
Amount Owed: $195,000
Interest Rate: 3.75%

This is a loan with a 30 year term.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel W Clark

Daniel W Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman and CEO
Dates of Service: March, 2012 - Present
Responsibilities: Set strategy for the company, oversee product roadmap, manage financials.

Name: Robert Jason Egger

Robert Jason Egger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Engineering Officer
Dates of Service: May, 2015 - Present
Responsibilities: Lead product development efforts.

Name: Andy Regan

Andy Regan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: August, 2018 - Present
Responsibilities: Oversee operations, lead sales

Other business experience in the past three years:

Employer: HiFiMan
Title: CMO
Dates of Service: August, 2018 - November, 2019
Responsibilities: Worldwide marketing and sales.

Other business experience in the past three years:

Employer: Jerry Harvey Audio
Title: President
Dates of Service: January, 2013 - January, 2018
Responsibilities: All aspects of business operations in consumer and professional markets.

Name: Peter N. Townshend

Peter N. Townshend's current primary role is with Townshend Venture Advisors, LLP. Peter N. Townshend currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary
Dates of Service: February, 2017 - Present
Responsibilities: Participate and document in board meetings.

Other business experience in the past three years:

Employer: Townshend Venture Advisors, LLP
Title: Managing Partner
Dates of Service: January, 2017 - Present
Responsibilities: Principal Manager, owner and operator

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Daniel W Clark
Amount and nature of Beneficial ownership: 900,000
Percent of class: 81.82

RELATED PARTY TRANSACTIONS

Name of Entity: Robert Jason Egger
Relationship to Company: Officer
Nature / amount of interest in the transaction: The company has advanced a loan of $49,950 to allow Robert Jason Egger to exercise his stock options. The funds are booked as paid-in capital. Material Terms: This is a 5-year loan. 1.1 Principal and Interest. Shareholder hereby promises to pay to the order of the Company the principal amount of $49,950.00 together with simple interest at the rate of 2.5%. The principal amount represents the Purchase Price less a $50.00 cash payment by the Shareholder to the Company. The Shareholder has delivered a check for $50.00 to the Company concurrently with his execution of this Agreement. 1.2 Payment Schedule. Principal and interest on the Loan shall be due and payable five years after the Effective Date, unless earlier prepaid pursuant to Section 1.3 or accelerated pursuant to Section 3. 1.3 Optional Prepayment. The Loan, or any portion thereof, may be prepaid, in whole or in part, at any time without penalty. 1.4 Full Recourse. The Loan is a full recourse obligation. That means that the Shareholder personally owes all principal and interest payable under this Loan. That is so even if the value of the Pledged Shares is less than the amount of such principal and interest. The Shareholder's obligation to pay principal and interest is absolute and unconditional and is not subject to offset by Shareholder. 1.5 Right of Repurchase. If the Company has a right to repurchase the Pledged Shares pursuant to the terms set forth in the Purchase Agreement or any other agreement, and the Company elects to exercise that right, the Company shall have the right (but not the obligation) to offset the repurchase price directly against accrued interest or principal of the Loan.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the

Company will be offering up to 156,890 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,100,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 50,000 shares reserved pursuant a stock option plan and 50,000 Issuable upon Exercise of Outstanding Options.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

<B>Uncertain Risk</B> An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. <B>Our business projections are only projections</B> There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. <B>Any valuation at this stage is difficult to assess</B> The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. <B>The transferability of the Securities you are buying is limited</B> Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. <B>Your investment could be illiquid for a long time</B> You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer electronics industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. <B>We may not have enough capital as needed

and may be required to raise more capital.</B> We anticipate the possibility of needing access to credit in order to support our working capital requirements as we grow. Interest rates are rising, creating a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. <B>Terms of subsequent financings may adversely impact your investment</B> We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. <B>Management Discretion as to Use of Proceeds</B> Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. <B>Projections: Forward Looking Information</B> Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. <B>We are reliant on one main type of service</B> All of our current services are variants on one type of service, selling personal audio products. Our revenues are therefore dependent upon the market for personal audio products. <B>Minority Holder; Securities with Voting Rights</B> The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. <B>You are trusting that management will make the best decision for the company</B> You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. **We face significant market competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. **We have existing patents that we might not be able to protect properly** One of the Company's most valuable assets is its intellectual property. The Company's owns 16 trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. **We have pending patent approval's that might be vulnerable** One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective** Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. **The cost of enforcing our trademarks and copyrights could prevent us from enforcing them** Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. **The Company is vulnerable to hackers and cyber-attacks** As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Dan Clark Audio or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Dan Clark Audio could harm our reputation and materially negatively impact our financial condition and business. **Additional Risk Factors Related to Trade Wars** Trade wars are still impacting the US economy and adversely impacting manufacturers such as us who import components from offshore vendors. While we have made all reasonable efforts to reduce the impact of tariffs, including raising prices, current economic conditions could increase tariffs and/or force reduction in prices which could affect margins. **Uncertainties Related to the Covid-19 Virus** As with all companies in the United States, we are impacted by the Covid virus. As of this writing, demand for headphones remains strong for us as many users are moving to telecommuting, as well as increased audio, video and game time at home. However, the extent of the regulatory and financial impact of the virus is uncertain, as is the potential impact on operating income, demand, and other unknown risk factors. **Uncertainties Related to US Dollar Valuation** Unfortunately, increasing US interest rates have raised the value of the US Dollar, causing exports to fall to the EU, our second largest market. We anticipate this having a negative drag on 2023 performance, though the extent is unclear.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 4, 2023.

Dan Clark Audio, Inc

By /s/ *Dan Clark*

    Name: Dan Clark Audio, Inc

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Dan Clark Audio, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
MrSpeakers Checking 5363	108,050.22
Paypal	2,941.25
Petty Cash	180.00
Stripe	149,698.51
WF Checking x 9295	187,928.21
WF Savings	0.00
Total Bank Accounts	**$448,798.19**
Accounts Receivable	
A/R - Drop	176,935.00
AR Magento	0.00
Total Accounts Receivable	**$176,935.00**
Other Current Assets	
ADP Payroll Clearing	0.00
Due From Andy	0.00
Employee Advances	3,000.00
Income Tax Refund Receivable	0.00
Interest Receivable - Jason Egger	4,124.07
Inventory	
Inventory Asset - Raw Materials	325,652.28
Inventory Asset - Finished Goods	56,500.00
Total Inventory	**382,152.28**
Inventory Asset	0.00
Loans to Shareholder	0.00
Prepaid Taxes	
Federal	53,200.00
State	0.00
Total Prepaid Taxes	**53,200.00**
State Tax Refund Receivable	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$442,476.35**
Total Current Assets	**$1,068,209.54**
Fixed Assets	
Accumulated Depreciation	-167,667.46
Computer Equipment	17,898.12
Equipment	140,408.58

	TOTAL
Furniture	6,570.12
Leasehold Improvements	2,295.00
Manufacturing Equipment	4,000.00
Vehicles	0.00
Total Fixed Assets	**$3,504.36**
Other Assets	
Note Receivable - Andy Regan	0.00
Note Receivable - Jason Egger	50,000.00
Total Other Assets	**$50,000.00**
TOTAL ASSETS	**$1,121,713.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	77,001.01
Total Accounts Payable	**$77,001.01**
Credit Cards	
Chase x5703	0.00
Dan's Card 9113	47,270.71
Expensify	0.00
Group Company Card 5703	5,648.00
Wells Fargo Business VISA x 2413	20.00
x4892 Chase Credit Card	0.00
x8282 IHG	0.00
Total Credit Cards	**$52,938.71**
Other Current Liabilities	
Accrued Expense	0.00
Accrued Interest Payable	13,483.05
Accrued Payroll	0.00
Due to Drop	0.00
Due to Shareholder	796.08
Due to Shareholder - Dan Clark	0.00
Line of Credit x9942	0.00
Loan from Laurie Itkin	0.00
Medical Insurance Payable	0.00
Other Accrued Expenses	12,382.50
Paypal Loan	0.00
Paypal Loan #2	0.00
Payroll Tax Liabilities	0.00
Pension Liability	0.00
Sales Tax Payable	0.00
Taxes Payable	0.00
Unearned Revenue	0.00
Total Other Current Liabilities	**$26,661.63**
Total Current Liabilities	**$156,601.35**

	TOTAL
Long-Term Liabilities	
Loan from Shareholder	0.00
Notes Payable - SBA	195,000.00
PPP Loan	0.00
PPP-2 Loan	0.00
Univest Capital Loan	0.00
Total Long-Term Liabilities	**$195,000.00**
Total Liabilities	**$351,601.35**
Equity	
Common Stock	50,000.00
Opening Balance Equity	0.00
Paid in Captial	203,687.94
Retained Earnings	264,279.72
Shareholder Distributions	0.00
Federal Taxes	0.00
State Taxes	0.00
Total Shareholder Distributions	**0.00**
Net Income	252,144.89
Total Equity	**$770,112.55**
TOTAL LIABILITIES AND EQUITY	**$1,121,713.90**

Dan Clark Audio, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL			
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts				
MrSpeakers Checking 5363	129,776.71	23,984.66	105,792.05	441.08 %
Paypal	2,175.46	12,306.84	-10,131.38	-82.32 %
Petty Cash	180.00	0.00	180.00	
Stripe	11,078.60		11,078.60	
WF Checking x 9295	395,256.47	37,555.03	357,701.44	952.47 %
WF Savings	0.00		0.00	
Total Bank Accounts	**$538,467.24**	**$73,846.53**	**$464,620.71**	**629.17 %**
Accounts Receivable				
A/R - Drop	0.00	0.00	0.00	
AR Magento	0.00	14,531.19	-14,531.19	-100.00 %
Total Accounts Receivable	**$0.00**	**$14,531.19**	**$ -14,531.19**	**-100.00 %**

	TOTAL			
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)	CHANGE	% CHANGE
Other Current Assets				
ADP Payroll Clearing	0.00	0.00	0.00	
Due From Andy	0.00	0.00	0.00	
Due From Shareholder	13,469.56	2,861.76	10,607.80	370.67 %
Employee Advances	0.00	0.00	0.00	
Income Tax Refund Receivable	0.00	0.00	0.00	
Interest Receivable - Jason Egger	2,874.10	1,592.47	1,281.63	80.48 %
Inventory				
Inventory Asset - Raw Materials	189,106.36	181,373.66	7,732.70	4.26 %
Inventory Asset - Finished Goods	16,450.00	12,730.00	3,720.00	29.22 %
Total Inventory	**205,556.36**	**194,103.66**	**11,452.70**	**5.90 %**
Inventory Asset	0.00	0.00	0.00	
Loans to Shareholder	0.00	0.00	0.00	
Prepaid Taxes				
Federal	53,200.00	8,200.00	45,000.00	548.78 %
State	0.00	4,700.00	-4,700.00	-100.00 %
Total Prepaid Taxes	**53,200.00**	**12,900.00**	**40,300.00**	**312.40 %**
State Tax Refund Receivable	0.00	0.00	0.00	
Uncategorized Asset	0.00		0.00	
Undeposited Funds	0.00	0.00	0.00	
Total Other Current Assets	**$275,100.02**	**$211,457.89**	**$63,642.13**	**30.10 %**
Total Current Assets	**$813,567.26**	**$299,835.61**	**$513,731.65**	**171.34 %**
Fixed Assets				
Accumulated Depreciation	-104,025.46	-70,940.46	-33,085.00	-46.64 %
Computer Equipment	17,299.12	2,317.05	14,982.07	646.60 %
Equipment	84,787.53	72,843.08	11,944.45	16.40 %
Furniture	3,548.12	2,446.00	1,102.12	45.06 %
Leasehold Improvements	2,295.00	2,295.00	0.00	0.00 %
Manufacturing Equipment	4,000.00	4,000.00	0.00	0.00 %
Vehicles	0.00	0.00	0.00	
Total Fixed Assets	**$7,904.31**	**$12,960.67**	**$ -5,056.36**	**-39.01 %**
Other Assets				
Note Receivable - Andy Regan	0.00		0.00	
Note Receivable - Jason Egger	50,000.00	50,000.00	0.00	0.00 %
Total Other Assets	**$50,000.00**	**$50,000.00**	**$0.00**	**0.00 %**
TOTAL ASSETS	**$871,471.57**	**$362,796.28**	**$508,675.29**	**140.21 %**

	TOTAL			
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)	CHANGE	% CHANGE
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	10,432.00	0.00	10,432.00	
Total Accounts Payable	**$10,432.00**	**$0.00**	**$10,432.00**	**0.00%**
Credit Cards				
Chase x5703	0.00	0.00	0.00	
Dan's Card 5516	53,412.17	18,667.44	34,744.73	186.12 %
Expensify	0.00	0.00	0.00	
Group Company Card 5703	5,084.48	9,386.22	-4,301.74	-45.83 %
Wells Fargo Business VISA x 2413	0.00		0.00	
x4892 Chase Credit Card	0.00	0.00	0.00	
x8282 IHG	0.00	0.00	0.00	
Total Credit Cards	**$58,496.65**	**$28,053.66**	**$30,442.99**	**108.52 %**
Other Current Liabilities				
Accrued Expense	8,429.20	57,887.22	-49,458.02	-85.44 %
Accrued Interest Payable	6,170.55		6,170.55	
Accrued Payroll	0.00	0.00	0.00	
Due to Drop	0.00	0.00	0.00	
Due to Shareholder - Dan Clark	0.00	0.00	0.00	
Line of Credit x9942	0.00	0.00	0.00	
Loan from Laurie Itkin	0.00	0.00	0.00	
Medical Insurance Payable	0.00	0.00	0.00	
Paypal Loan	0.00	0.00	0.00	
Paypal Loan #2	0.00	36,091.09	-36,091.09	-100.00 %
Payroll Tax Liabilities	0.00	0.00	0.00	
Pension Liability	0.00	0.00	0.00	
Sales Tax Payable	0.00	1,885.00	-1,885.00	-100.00 %
Taxes Payable	0.00	0.00	0.00	
Unearned Revenue	74,975.51	93,402.05	-18,426.54	-19.73 %
Total Other Current Liabilities	**$89,575.26**	**$189,265.36**	**$ -99,690.10**	**-52.67 %**
Total Current Liabilities	**$158,503.91**	**$217,319.02**	**$ -58,815.11**	**-27.06 %**
Long-Term Liabilities				
Loan from Shareholder	0.00	0.00	0.00	
Notes Payable - SBA	195,000.00		195,000.00	
PPP Loan	0.00	124,900.00	-124,900.00	-100.00 %
PPP-2 Loan	0.00		0.00	
Univest Capital Loan	0.00	4,839.24	-4,839.24	-100.00 %
Total Long-Term Liabilities	**$195,000.00**	**$129,739.24**	**$65,260.76**	**50.30 %**
Total Liabilities	**$353,503.91**	**$347,058.26**	**$6,445.65**	**1.86 %**
Equity				
Common Stock	50,000.00	50,000.00	0.00	0.00 %
Opening Balance Equity	0.00	0.00	0.00	
Paid in Captial	203,687.94	149,863.57	53,824.37	35.92 %
Retained Earnings	-184,125.55	-33,380.75	-150,744.80	-451.59 %

	TOTAL			
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)	CHANGE	% CHANGE
Shareholder Distributions	0.00	0.00	0.00	
Federal Taxes	0.00	0.00	0.00	
State Taxes	0.00	0.00	0.00	
Total Shareholder Distributions	**0.00**	**0.00**	**0.00**	
Net Income	448,405.27	-150,744.80	599,150.07	397.46 %
Total Equity	**$517,967.66**	**$15,738.02**	**$502,229.64**	**3,191.19 %**
TOTAL LIABILITIES AND EQUITY	**$871,471.57**	**$362,796.28**	**$508,675.29**	**140.21 %**

Dan Clark Audio, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	
Amazon	161.92
Channel Sales - Domestic	542,803.64
Channel Sales - International	1,324,486.32
Direct Sales	1,119,578.25
OEM Sales	262,068.50
Paypal Sales	194,554.19
Returns	-116,344.21
Sales of Product Income	391,900.00
Total Sales	**3,719,208.61**
Uncategorized Income	0.00
Total Income	**$3,719,208.61**
Cost of Goods Sold	
Cost of Goods Sold	1,197,909.21
Freight-out	340,657.18
Import Duties	115.00
Other Costs - COGS	2,841.86
Outside Services - COGS	14,244.57
Research & Development	81,108.95
Tools & Supplies	2,328.68
Total Cost of Goods Sold	**1,639,205.45**
Merchant Service Fees	
Paypal Fees	11,530.33
Stripe Fees	21,626.23
Total Merchant Service Fees	**33,156.56**
Total Cost of Goods Sold	**$1,672,362.01**
GROSS PROFIT	**$2,046,846.60**
Expenses	
Charitable Contributions	640.00
General & Admin Expenses	
Auto Expenses	347.96
Bank Charges	2,338.13
Computer Supplies	1,106.67
Dues & Memberships	-75.00
Equipment Repair & Maintenance	1,043.86
Insurance	8,343.30
Licenses & Permits	232.29
Office Equipment Rental	1,092.52

	TOTAL
Office Expenses	52,020.00
Office Repairs & Maintenance	14,521.63
Office Supplies	15,708.00
Other Costs - G&A	216.77
Outside Services - G&A	7,070.00
Payroll - G&A	
Salaries - G&A	414,189.03
Total Payroll - G&A	**414,189.03**
PEO Payroll Processing	903,688.05
Professional Development	3,595.98
Professional Fees	
Accounting Fees	4,300.00
Consulting Services	3,600.00
Legal Fees	22,020.00
Total Professional Fees	**29,920.00**
Rent	100,230.00
Repairs & Maintenance	162.68
Software - Online and Eng	15,947.84
Telecommunications	3,746.20
Travel - G&A	1,010.68
Utilities	21,664.45
Total General & Admin Expenses	**1,598,121.04**
Marketing & Selling Expenses	110.00
Advertising & Promotion	48,139.09
Meals M&S	10,638.77
Outside Services - M&S	590.00
Postage & Deliveries	11,350.39
Printing	3,100.80
Sales Commissions	5,330.95
Travel - M&S	30,764.46
Total Marketing & Selling Expenses	**110,024.46**
Uncategorized Expenses	0.00
Total Expenses	**$1,708,785.50**
NET OPERATING INCOME	**$338,061.10**
Other Income	
Interest Income	1,256.39
Other Income	1.35
Total Other Income	**$1,257.74**
Other Expenses	
Depreciation Expense	63,642.00
Interest & Finance Charges	7,463.50
Taxes	
Franchise	250.00
Property	730.45
Sales Tax Expense	15,063.00

	TOTAL
State & Local	25.00
Total Taxes	**16,068.45**
Total Other Expenses	**$87,173.95**
NET OTHER INCOME	**$ -85,916.21**
NET INCOME	**$252,144.89**

Dan Clark Audio, Inc.

Profit and Loss
January - December 2021

| | TOTAL | | | |
	JAN - DEC 2021	JAN - DEC 2020 (PY)	CHANGE	% CHANGE
Income				
Collection on Accounts	-14,531.19	-81,069.81	66,538.62	82.08 %
Returns	-172,235.44	-110,534.98	-61,700.46	-55.82 %
Sales	0.00		0.00	
Amazon	0.00	6,745.89	-6,745.89	-100.00 %
Channel Sales - Domestic	814,714.55		814,714.55	
Channel Sales - International	862,415.77	314,612.81	547,802.96	174.12 %
Direct Sales	1,504,954.04	419,645.49	1,085,308.55	258.63 %
OEM Sales	0.00	261,625.00	-261,625.00	-100.00 %
Other				
Other - Sales Tax Offset	1,885.00	-9,904.00	11,789.00	119.03 %
Other Income	2,500.00		2,500.00	
Shipping Income		659.70	-659.70	-100.00 %
Total Other	**4,385.00**	**-9,244.30**	**13,629.30**	**147.43 %**
Paypal Sales	0.00	886,103.27	-886,103.27	-100.00 %
Sales of Product Income	0.00	0.00	0.00	
Stripe Sales	0.00		0.00	
Total Sales	**3,186,469.36**	**1,879,488.16**	**1,306,981.20**	**69.54 %**
Total Income	**$2,999,702.73**	**$1,687,883.37**	**$1,311,819.36**	**77.72 %**
Cost of Goods Sold				
Cost of Goods Sold	1,147,075.28	633,063.40	514,011.88	81.19 %
Freight-out	206,482.40	91,428.95	115,053.45	125.84 %
Import Duties	7,124.90	9,633.75	-2,508.85	-26.04 %
Other Costs - COGS	148.50		148.50	
Outside Services - COGS	19,695.40	5,257.55	14,437.85	274.61 %
Research & Development	23,693.99	1,725.02	21,968.97	1,273.55 %
Tooling & Setup Charges	1,454.50		1,454.50	
Tools & Supplies	1,703.78	532.65	1,171.13	219.87 %
Total Cost of Goods Sold	**1,407,378.75**	**741,641.32**	**665,737.43**	**89.77 %**
Inventory Shrinkage		0.00	0.00	
Merchant Service Fees				
Paypal Fees	25,516.40	39,233.55	-13,717.15	-34.96 %
Stripe Fees	18,034.24		18,034.24	
Total Merchant Service Fees	**43,550.64**	**39,233.55**	**4,317.09**	**11.00 %**
Total Cost of Goods Sold	**$1,450,929.39**	**$780,874.87**	**$670,054.52**	**85.81 %**
GROSS PROFIT	**$1,548,773.34**	**$907,008.50**	**$641,764.84**	**70.76 %**
Expenses				
General & Admin Expenses				
Auto Expenses	100.99	250.08	-149.09	-59.62 %
Bank Charges	4,708.33	4,168.20	540.13	12.96 %

	TOTAL			
	JAN - DEC 2021	JAN - DEC 2020 (PY)	CHANGE	% CHANGE
Computer Supplies	155.00	369.00	-214.00	-57.99 %
Dues & Memberships	59.67	491.89	-432.22	-87.87 %
Equipment Repair & Maintenance	885.51		885.51	
Insurance	8,168.09	6,505.00	1,663.09	25.57 %
Licenses & Permits	214.30	-196.99	411.29	208.79 %
Office Equipment Rental		854.23	-854.23	-100.00 %
Office Expenses	32,223.73	22,314.86	9,908.87	44.40 %
Office Repairs & Maintenance	3,378.96	2,351.01	1,027.95	43.72 %
Office Supplies	6,380.91	3,871.25	2,509.66	64.83 %
Other Costs - G&A		0.00	0.00	
PEO Payroll Processing	1,056,007.56	747,180.61	308,826.95	41.33 %
Professional Development		0.00	0.00	
Professional Fees				
Accounting Fees	9,112.50	15,182.50	-6,070.00	-39.98 %
Legal Fees	28,730.00	14,405.00	14,325.00	99.44 %
Total Professional Fees	**37,842.50**	**29,587.50**	**8,255.00**	**27.90 %**
Publications & Subscriptions	224.48		224.48	
Rent	101,600.00	105,680.00	-4,080.00	-3.86 %
Software - Online and Eng	5,055.61		5,055.61	
Telecommunications	6,173.91	6,312.96	-139.05	-2.20 %
Travel - G&A	1,415.34	643.08	772.26	120.09 %
Utilities	15,530.16	11,184.44	4,345.72	38.86 %
Total General & Admin Expenses	**1,280,125.05**	**941,567.12**	**338,557.93**	**35.96 %**
Marketing & Selling Expenses				
Advertising & Promotion	34,468.11	40,004.59	-5,536.48	-13.84 %
Meals M&S	7,402.49	4,130.09	3,272.40	79.23 %
Outside Services - M&S		539.62	-539.62	-100.00 %
Postage & Deliveries	13,464.40	9,045.92	4,418.48	48.85 %
Printing	3,321.45	2,794.81	526.64	18.84 %
Sales Commissions	5,169.21	24,798.50	-19,629.29	-79.16 %
Supplies - M&S	78.63		78.63	
Travel - M&S	3,805.60	6,639.55	-2,833.95	-42.68 %
Total Marketing & Selling Expenses	**67,709.89**	**87,953.08**	**-20,243.19**	**-23.02 %**
QuickBooks Payments Fees		0.00	0.00	
Uncategorized Expense	0.00		0.00	
Uncategorized Expenses	0.00		0.00	
Total Expenses	**$1,347,834.94**	**$1,029,520.20**	**$318,314.74**	**30.92 %**
NET OPERATING INCOME	**$200,938.40**	**$ -122,511.70**	**$323,450.10**	**264.02 %**
Other Income				
Forgiveness of Debt Income	278,180.00		278,180.00	
Grant revenue	35,000.00	10,500.00	24,500.00	233.33 %
Interest Income	1,287.67	1,332.29	-44.62	-3.35 %
Total Other Income	**$314,467.67**	**$11,832.29**	**$302,635.38**	**2,557.71 %**
Other Expenses				
Depreciation Expense	33,085.00	9,650.00	23,435.00	242.85 %
Interest & Finance Charges	5,972.38	26,516.00	-20,543.62	-77.48 %

	TOTAL			
	JAN - DEC 2021	JAN - DEC 2020 (PY)	CHANGE	% CHANGE
Taxes				
Federal Taxes - Estimates Paid		0.00	0.00	
Property	-2,455.11	0.00	-2,455.11	
Sales Tax Expense	7,121.00		7,121.00	
State & Local	23,277.53	3,899.39	19,378.14	496.95 %
Total Taxes	**27,943.42**	**3,899.39**	**24,044.03**	**616.61 %**
Total Other Expenses	**$67,000.80**	**$40,065.39**	**$26,935.41**	**67.23 %**
NET OTHER INCOME	**$247,466.87**	**$ -28,233.10**	**$275,699.97**	**976.51 %**
NET INCOME	**$448,405.27**	**$ -150,744.80**	**$599,150.07**	**397.46 %**

Dan Clark Audio, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	251,220.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
A/R - Drop	-176,935.00
Employee Advances	-3,000.00
Interest Receivable - Jason Egger	-1,249.97
Inventory:Inventory Asset - Raw Materials	-131,829.75
Inventory:Inventory Asset - Finished Goods	-40,050.00
Inventory Asset	0.00
Accounts Payable	66,569.01
Dan's Card 9113	-10,852.03
Group Company Card 5703	1,482.52
Wells Fargo Business VISA x 2413	20.00
Accrued Expense	-8,429.20
Accrued Interest Payable	7,312.50
Due to Shareholder	14,265.64
Line of Credit x9942	0.00
Other Accrued Expenses	12,382.50
Unearned Revenue	-74,975.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-345,289.29**
Net cash provided by operating activities	**$ -94,069.00**
INVESTING ACTIVITIES	
Accumulated Depreciation	63,642.00
Computer Equipment	-599.00
Equipment	-55,621.05
Furniture	-3,022.00
Net cash provided by investing activities	**$4,399.95**
FINANCING ACTIVITIES	
Loan from Shareholder	0.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$ -89,669.05**
Cash at beginning of period	538,467.24
CASH AT END OF PERIOD	**$448,798.19**

Dan Clark Audio, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	448,405.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
A/R - Drop	0.00
AR Magento	14,531.19
Interest Receivable - Jason Egger	-1,281.63
Inventory:Inventory Asset - Raw Materials	-7,732.70
Inventory:Inventory Asset - Finished Goods	-3,720.00
Inventory Asset	0.00
Prepaid Taxes:Federal	-45,000.00
Prepaid Taxes:State	4,700.00
Uncategorized Asset	0.00
Accounts Payable	10,432.00
Dan's Card 9113	34,744.73
Group Company Card 5703	-4,301.74
Wells Fargo Business VISA x 2413	0.00
Accrued Expense	-49,458.02
Accrued Interest Payable	6,170.55
Due to Shareholder	-10,607.80
Line of Credit x9942	0.00
Paypal Loan #2	-36,091.09
Sales Tax Payable	-1,885.00
Unearned Revenue	-18,426.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-107,926.05**
Net cash provided by operating activities	**$340,479.22**
INVESTING ACTIVITIES	
Accumulated Depreciation	33,085.00
Computer Equipment	-14,982.07
Equipment	-11,944.45
Furniture	-1,102.12
Note Receivable - Andy Regan	0.00
Net cash provided by investing activities	**$5,056.36**
FINANCING ACTIVITIES	
Notes Payable - SBA	195,000.00
PPP Loan	-124,900.00
PPP-2 Loan	0.00
Univest Capital Loan	-4,839.24
Opening Balance Equity	0.00
Paid in Captial	53,824.37
Net cash provided by financing activities	**$119,085.13**
NET CASH INCREASE FOR PERIOD	**$464,620.71**
Cash at beginning of period	73,846.53
CASH AT END OF PERIOD	**$538,467.24**

Statement in Changes of Equity (as of 12/31/2022)

	Dan	900,000	83.36%			
	Jason	100,000	9.26%			
	Options Reserve	50,000	4.63%			
	Investors	29,707	2.75%			
		1,079,707				

NOTE 1 – NATURE OF OPERATIONS

Dan Clark Audio, Inc. was formed on March 28, 2012 ("Inception") in the State of California. The financial statements of Dan Clark Audio, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, CA.

Dan Clark Audio, Inc. designs, builds, and tests high-end audio headphones in San Diego, California. Unlike many headphone "manufacturers," Dan Clark Audio, Inc designs it's own planar-magnetic and electrostatic headphone transducers, ensuring the highest levels of sound quality and reliability. In addition, Dan Clark Audio, Inc holds numerous patents related to industrial design, ear pad manufacturing, and other technologies underlying our products. Most recently we have filed for a patent on Acoustic Metamaterials for headphone use, resulting in our best-performing headphones to date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

	Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

	Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

	Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from shipping product to fulfill orders, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Other than monthly credit card bills which are paid in full monthly, and purchases from vendors paid on Net 30 terms, Dan Clark Audio, Inc has only one source of long-term debt.

Creditor: SBA
Ampount Owed: $195,000
Interest rate: 3.75%
Maturity Date: 2050

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- Short-term and long-term contractual obligations with thoe suppliers for future purchases of inventory essential to production
- Long term leases (>1 year) of facilities
- Unused line of credit

NOTE 5 – STOCKHOLDERS 'EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.50. As of 12/31/2022 the company has currently issued 1,079,707 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Robert Jason Egger holds a $50,000 loan to purchase his stock options.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Dan Clark, the Chief Executive Officer, hereby certify that the financial statements of Dan Clark Audio, Inc. and notes thereto for the periods ending December 31, 2021 (first Fiscal Year End of Review) and December 31, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 Dan Clark Audio, Inc has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th of April, 2023 (Date of Execution).



_____ (Signature)

Chief Executive Officer_____ (Title)

April 28, 2023_____ (Date)

CERTIFICATION

I, Dan Clark, Principal Executive Officer of Dan Clark Audio, Inc, hereby certify that the financial statements of Dan Clark Audio, Inc included in this Report are true and complete in all material respects.

Dan Clark

CEO